UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no Par Value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

Andrew J. Bond

Sheppard Mullin Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65340P106

1.	Names of Reporting Person. Li Ka Shing
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 30,231,497(1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 30,231,497 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,231,497 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 6.15%(2)
14.	Type of Reporting Person (See Instructions): IN

(1) Includes shares of the Issuer’s common stock (the “Common Shares”) beneficially owned by Sprinkle Ring Investment Limited (“Sprinkle Ring”) and the Common Shares beneficially owned by Next Global Holdings Limited (“Next Global”). Mr. Li Ka Shing and his son Mr. Victor Li Tzar Kuoi, share ownership interest in Li Ka-Shing Unity Holdings Limited (“Unity Holdings”), which is the sole shareholder of Li Ka-Shing Unity Trustee Company Limited (“Trustee”). Trustee is the sole shareholder of LVM Unity Limited (“LVM”), which is the sole shareholder of Sprinkle Ring. Next Global’s sole shareholder is Li Ka Shing (Global) Foundation (“LKSGF”) in which each of Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Victor Li Tzar Kuoi
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 30,231,497(1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 30,231,497 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,231,497 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 6.15%(2)
14.	Type of Reporting Person (See Instructions): IN

(1) Includes Common Shares beneficially owned by Sprinkle Ring. Mr. Victor Li Tzar Kuoi and Mr. Li Ka Shing share ownership interest in Unity Holdings, which is the sole shareholder of Trustee. Trustee is the sole shareholder of LVM, which in turn is the sole shareholder of Sprinkle Ring. Also includes the Common Shares beneficially owned by Next Global. Next Global’s sole shareholder is LKSGF in which each of Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Next Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 9,628,848 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 9,628,848 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,628,848 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 1.96%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Next Global’s sole shareholder is LKSGF in which each of Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Li Ka Shing (Global) Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 9,628,848 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 9,628,848 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,628,848 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 1.96%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Next Global’s sole shareholder is LKSGF, in which each of Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Sprinkle Ring Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 20,602,649 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 20,602,649 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,602,649 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 4.19%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Sprinkle Ring’s sole shareholder is LVM, which is owned by Trustee. Trustee is wholly owned by Unity Holdings. Mr. Victor Li Tzar Kuoi and Mr. Li Ka Shing share ownership interest in Unity Holdings.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. LVM Unity Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 20,602,649 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 20,602,649 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,602,649 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 4.19%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Sprinkle Ring’s sole shareholder is LVM.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Li Ka-Shing Unity Trustee Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 20,602,649 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 20,602,649 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,602,649 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 4.19%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Sprinkle Ring’s sole shareholder is LVM and LVM’s sole shareholder is Trustee.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

CUSIP No. 65340P106

1.	Names of Reporting Person. Li Ka-Shing Unity Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 20,602,649 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 20,602,649 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,602,649 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 4.19%(2)
14.	Type of Reporting Person (See Instructions): CO

(1) Sprinkle Ring’s sole shareholder is LVM and LVM’s sole shareholder is Trustee. Unity Holdings is the sole shareholder of Trustee and Mr. Victor Li Tzar Kuoi and Mr. Li Ka Shing share ownership interest in Unity Holdings.

(2) Based on 491,357,428 Common Shares outstanding as at August 8, 2023.

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Schedule 13D Amendment No. 1 (“Amendment No. 1”) filed with the united States Securities and Exchange Commission (“SEC”) on January 5, 2021 amending the original Schedule 13D filed with the SEC on August 2, 2017 (the “Original Schedule 13D”). Except as set forth in this Amendment, the Amendment No. 1 and the Original Schedule 13D remain unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Amendment No.1 and the Original Schedule 13D.

Item 2. Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(1)(a)	Name of Reporting Persons:
Li Ka Shing
Victor Li Tzar Kuoi

(b)	Residential Address:
79 Deep Water Way Road, Hong Kong

(c)	Principal business:
Li Ka Shing is a businessman and investor who is currently the Senior Advisor of CK Hutchison Holdings Limited (“CK Hutchison”).
Victor Li Tzar Kuoi is a businessman and investor who is currently the Chairman and Group Co-Managing Director of CK Hutchison.
The principle executive office of CK Hutchison is located at 48/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(d)	During the last five years, neither Li Ka Shing nor Victor Li Tzar Kuoi has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Li Ka Shing nor Victor Li Tzar Kuoi has been a party to any civil proceedings commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship
People’s Republic of China

(2)(a)	Name of Reporting Persons:
LVM Unity Limited (“LVM”)
Sprinkle Ring Investment Limited (“Sprinkle Ring”)
Li Ka-Shing Unity Trustee Company Limited (“Trustee”)
Li Ka-Shing Unity Holdings Limited (“Unity Holdings”)

(b)	Address of principal business office

LVM and Sprinkle Ring:
2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

Trustee and Unity Holdings:
P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	Principal business:
Holding and/or investment company

(d)	During the last five years, none of LVM, Sprinkle Ring, Trustee or Unity Holdings has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of LVM, Sprinkle Ring, Trustee or Unity Holdings has been a party to any civil proceedings commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)(a)	Name of Reporting Persons:
Li Ka Shing (Global) Foundation (“LKSGF”)
Next Global Holdings Limited (“Next Global”)

(b)	Address of principal business office:

LKSGF:
P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Next Global:
Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British
Virgin Islands

(c)	Principal business:
Holding and/or investment company

(d)	During the last five years, neither LKSGF nor Next Global has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither LKSGF nor Next Global has been a party to any civil proceedings commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of the directors and executive officers of LVM, Sprinkle Ring, Trustee, Unity Holdings, LKSGF and Next Global. In their capacity as directors or executive officers of the relevant Reporting Persons, each may be deemed a person controlled the Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of any of the Common Shares except to the extent of such Reporting Person’s pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration.

On September 25, 2023, Next Global placed a sell order with Canadian Imperial Bank of Commerce (CIBC) as broker in respect of 20,000,000 Common Shares. Subsequently, Next Global currently holds 9,628,848 Common Shares.

Item 4. Purpose of Transaction.

The Transaction set out in Item 3 of this Schedule 13D Amendment No. 2 was undertaken in the course of business.

Item 5. Interest in Securities of the Issuer.

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item.

(a) and (b)

The beneficial ownership of the Common Shares by each Reporting Person as of the date hereof is reflected on that Reporting Person’s cover age.

(c)

Except as described in this Schedule 13D Amendment No. 2, the Reporting Persons have not effected any transactions in the Common shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023

By:	/s/ Li Ka Shing
Li Ka Shing

By:	/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

LVM UNITY LIMITED

By:	/s/ Victor Li Tzar Kuoi
Name:	Victor Li Tzar Kuoi
Title:	Director

SPRINKLE RING INVESTMENT LIMITED

By:	/s/ Victor Li Tzar Kuoi
Name:	Victor Li Tzar Kuoi
Title:	Director

NEXT GLOBAL HOLDINGS LIMITED

By:	/s/ Ezra Pau Yee Wan
Name:	Ezra Pau Yee Wan
Title:	Director

LI KA SHING (GLOBAL) FOUNDATION

By:	/s/ Ezra Pau Yee Wan
Name:	Ezra Pau Yee Wan
Title:	Director

LI KA-SHING UNITY TRUSTEE COMPANY LIMITED

By:	/s/ Ezra Pau Yee Wan
Name:	Ezra Pau Yee Wan
Title:	Director

LI KA-SHING UNITY HOLDINGS LIMITED

	By:	/s/ Ezra Pau Yee Wan
	Name:	Ezra Pau Yee Wan
.	Title:	Director

SCHEDULE A

BOARD OF DIRECTORS

NEXT GLOBAL HOLDINGS LIMITED

Name	Title	Present Occupation	Present Business Address	Citizenship
Pau Yee Wan, Ezra	Director	Director of Next Global Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Christian, Nicolas, Roger Salbaing	Director	Director of Next Global Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	France
Thomas Georg Geiger	Director	Director of Next Global Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Germany
Ho Wai Leung Edmond	Director	Director of Next Global Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
James Demitrius Girgulis	Director	Director of Next Global Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Canada

LI KA SHING (GLOBAL) FOUNDATION

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Tzar Kai, Richard	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Canada
Chong Hok Shan	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Chong Hok Hei, Charles	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Michelle Sarah Si De	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Pau Yee Wan, Ezra	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Chau Hoi Shuen, Solina	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Man Simon Ka Keung	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Australia
Eirene Yeung	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
George Colin Magnus	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Frank John Sixt	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Canada
Chow Kun Chee, Roland	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Lee Yeh Kwong, Charles	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Lee Pui Ling, Angelina	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Kan Yuet Loong	Director	Director of Li Ka Shing (Global) Foundation	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom

SPRINKLE RING INVESTMENT LIMITED

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Wong Cynthia Isabella Li Qiao	Director	Director of Sprinkle Ring Investment Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Michelle Sarah Si De	Director	Director of Sprinkle Ring Investment Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China

LVM UNITY LIMITED

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Wong Cynthia Isabella Li Qiao	Director	Director of LVM Unity Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Li Michelle Sarah Si De	Director	Director of LVM Unity Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China

LI KA-SHING UNITY TRUSTEE COMPANY LIMITED

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Pau Yee Wan, Ezra	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Frank John Sixt	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Canada
Chow Kun Chee, Roland	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Peter Peace Tulloch	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Australia

LI KA-SHING UNITY HOLDINGS LIMITED

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Pau Yee Wan, Ezra	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	China
Frank John Sixt	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Canada
Chow Kun Chee, Roland	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	United Kingdom
Peter Peace Tulloch	Director	Director of Li Ka-Shing Unity Trustee Company Limited	7/F, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong	Australia

During the last five years, none of the Reporting Persons listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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